

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 8, 2008

David J. O'Reilly
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA   94583-2324

     Re: Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed on February 28, 2007
               Response Letter Dated January 4, 2008
               File No. 001-00368

Dear Mr. O'Reilly:

     We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director